SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MEDIWOUND LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M68830104
(CUSIP Number)

November 28, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M68830104
1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Israel Biotech Fund II, L.P.
Check the Appropriate Box if a Member of a Group
2.	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,717,552 Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,717,552 Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,717,552 Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.3%**
12.	Type of Reporting Person : PN

* See Item 4.
** Based on 40,735,197 Ordinary Shares issued and outstanding as of October 21, 2022 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on November 28, 2022). See Item 4.

CUSIP NO. M68830104
1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Israel Biotech Fund GP Partners II, L.P.
Check the Appropriate Box if a Member of a Group
2.	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,717,552 Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,717,552 Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,717,552 Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.3%**
12.	Type of Reporting Person : PN

* See Item 4.
** Based on 40,735,197 Ordinary Shares issued and outstanding as of October 21, 2022 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on November 28, 2022). See Item 4.

CUSIP NO. M68830104
1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
I.B.F Management Ltd.
Check the Appropriate Box if a Member of a Group
2.	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,717,552 Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,717,552 Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,717,552 Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.3%**
12.	Type of Reporting Person : CO

* See Item 4.
** Based on 40,735,197 Ordinary Shares issued and outstanding as of October 21, 2022 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on November 28, 2022). See Item 4.

Item 1.

(a)	Name of Issuer: MEDIWOUND LTD. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 42 Hayarkon Street, Yavne, Israel 8122745.

Item 2.

(a)-(c)	Name of Person Filing, address and citizenship:

The following entities are referred to as the “Reporting Persons” in this Statement:

Israel Biotech Fund II, L.P. (“IBF II”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

Israel Biotech Fund GP Partners II, L.P. (“IBF GP”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

I.B.F Management Ltd. (“IBF Management”), an Israeli private company, with a principal business address at HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel.

(d)          Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (the “Shares”).

(e)	CUSIP Number:

M68830104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The 5,717,552 Ordinary Shares reported herein include 2,858,776 Ordinary Shares that are issuable upon the exercise of warrants held directly by IBF II. IBF GP is the sole general partner of IBF II, and IBF Management is the sole general partner of IBF GP. IBF GP and IBF Management may be deemed to share voting and dispositive power with respect to the Ordinary Shares that are beneficially owned by IBF II.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2022

Israel Biotech Fund II, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Managing Partner

Israel Biotech Fund GP Partners II, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, General Partner

I.B.F Management Ltd.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Joint Filing Agreement, dated December 5, 2022